UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 SCHEDULE 13G/A


                  Under the Securities and Exchange Act of 1934
                               (Amendment No. 1)*

                                  Quebecor Inc.
             ------------------------------------------------------
                                (Name of Issuer)

                        Class B Subordinate Voting Shares
             ------------------------------------------------------
                         (Title of Class of Securities)

                                    748193208
             ------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 1999
             ------------------------------------------------------
                  (Date of Event which requires Filing of this
                                   Statement)



    Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
    [X] Rule 13d - 1(b)
    [ ] Rule 13d - 1(c)
    [ ] Rule 13d - 1(d)

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in prior cover page.

    The information required in the remainder of this cover page shall be deemed to be "filed' for the purpose of section 18 of the Securities Exchange Act of 1934 ("the Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

---------------------
CUSIP No.  748193208            13G
---------------------


     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             ONTARIO TEACHERS' PENSION PLAN BOARD

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) [ ]
                                                             (b) [ ]

     3       SEC USE ONLY

     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             AN ONTARIO, CANADA CORPORATION

                           5      SOLE VOTING POWER

                                  2,205,239
       NUMBER OF
         SHARES            6      SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                  0
          EACH
       REPORTING           7      SOLE DISPOSITIVE POWER
      PERSON WITH
                                  2,205,239

                           8      SHARED DISPOSITIVE POWER

                                  0

9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,205,239

10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES* [ ]

11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             5.5%

12           TYPE OF REPORTING PERSON*

             EP
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

           Schedule to Ontario Teachers' Pension Plan Board 13G Filing
                                Re: Quebecor Inc.

Item 1: Issuer

(a)       ISSUER:  This statement relates to the issuer Quebecor Inc.
                   (the "Corporation").

(b)       ADDRESS OF ISSUER: The principal executive offices of the Corporation are located at
                             612 rue Saint-Jacques Montreal, Quebec H3C 4M8


Item 2: Person Filing and Securities Statement Being Filed in Respect Of

(a)       PERSON FILING: The Ontario Teachers' Pension Plan Board (the "Board")
                         is filing this statement.

(b)       ADDRESS:  The business address of the Board is 5650 Yonge Street,
                    5th Floor, Toronto, Ontario, Canada, M2M 4H5.

(c) CITIZENSHIP: The Board is a corporation incorporated under the laws of the Province of Ontario, Canada.

(d) TITLE OF CLASS OF SECURITIES: This statement relates to Class B Subordinate Voting Shares of the Corporation.

(e) CUSIP NUMBER: The shares are identified by CUSIP Number 748193208.


Item 3: Authority Pursuant to which Statement Being Filed

The Board is filing this statement pursuant to the "no-action" relief granted to it by the Office of Tender Offers, Division of Corporation Finance of the United States Securities and Exchange Commission and dated May 6, 1992.

Item 4: Ownership

(a)      AMOUNT BENEFICIALLY OWNED: 2,205,239

(b)      PERCENT OF CLASS: 5.5%

(c)      NUMBER OF SHARES AS TO WHICH THE PERSON HAS:

I.       Sole power to vote or direct the vote: 2,205,239
II.      shared power to vote or direct the vote: 0
III.     sole power to dispose or direct the disposition: 2,205,239
IV.      shared power to dispose or to direct the disposition: 0

Item 5: Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.


Item 6: Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.


Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.


Item 8: Identification and Classification of Members of the Group

Not Applicable.


Item 9: Notice of Dissolution of Group

Not Applicable


Item 10: Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    February 9, 2000


                                                    /s/Jane Beatty
                                                    --------------------------
                                                    Jane Beatty,
                                                    Legal Counsel, Investments